[redacted]

02022960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25105

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2002
WASH. D.C. 180

FV 8-30-02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 STOUT STREET, SUITE 920

(No. and Street)

DENVER	COLORADO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. JAMES HORNING (303) 629-5555

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORTLAND & CO., P.C.

(Name — *if individual, state last, first, middle name*)

225 S. MERAMEC	ST. LOUIS	MISSOURI	63105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, S. JAMES HORNING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

Leslie A. Andrade
My Commission Expires
July 11, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mortland & CO. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rocky Mountain Securities & Investments, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Rocky Mountain Securities & Investments, Inc. as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rocky Mountain Securities & Investments, Inc. at June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mortland & Co.

Mortland & Co., P.C.
St. Louis, Missouri
August 15, 2002

225 S. Meramec Ave. Suite 621 St. Louis, MO 63105
ph. 314.725.3515 fx. 314.725.1517 email: info@mortlandco.com

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash and cash equivalents	$	1,052,238
Cash, reserved		3,836
Receivable from broker-dealers		463,172
Receivable from customers		297,001
Receivable - miscellaneous		4,952
Fixed assets, net		4,309
Securities owned, at market		3,725
Other assets		23,928
Total assets	$	1,853,161

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payable to broker-dealers	$	11,696
Payable to customers		8,296
Accrued expenses		86,280
Securities sold, not yet purchased, at market		9,755
Total liabilities		116,027
Stockholders' equity		
Common stock, $.01 par value; 500,000 shares authorized; 255,000 issued and 61,350 outstanding		2,550
Additional paid-in capital		252,402
Retained earnings		3,314,322
		3,569,274
Less treasury stock, at cost (193,650 shares)		(1,832,140)
Total stockholders' equity		1,737,134
Total liabilities and stockholders' equity	$	1,853,161

The accompanying notes are an integral part of these financial statements.

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Statement of Income
Year Ended June 30, 2002

Revenues		
Commissions	$	1,724,682
Interest		7,134
Realized and unrealized trading profit		822,209
Other		263,017
Total revenues		2,817,042
Expenses		
Commissions		1,663,502
General and administrative		684,004
Salaries		323,953
Total expenses		2,671,459
Income before income taxes		145,583
Income taxes		-
Net income (loss)	$	145,583

The accompanying notes are an integral part of these financial statements.

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2002

	Common Stock		Paid-in	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
Balance, July 1, 2001	255,000	$ 2,550	$ 252,402	$ 3,168,739	195,150	$ (1,832,140)
Purchase of treasury stock	-	-	-	-	500	(10,000)
Sale of treasury stock	-	-	-	-	(2,000)	10,000
Net income	-	-	-	145,583	-	-
Balance, June 30, 2002	255,000	$ 2,550	$ 252,402	$ 3,314,322	193,650	$ (1,832,140)

The accompanying notes are an integral part of these financial statements.

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2002

Cash flows from operating activities		
Net income	$	145,583
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,077
Increase in receivable from broker-dealers		(347,282)
Decrease in receivable from customers		8,341
Increase in receivable - miscellaneous		(3,937)
Decrease in receivable - income taxes		292,150
Decrease in payable to broker-dealers		(338,193)
Increase in payable to customers		6,486
Decrease in accrued expenses		(199,987)
Increase in securities sold, not yet purchased		8,595
Net cash used by operating activities		(427,167)
Cash flows from investing activities		
Decrease in securities owned		2,452
Increase in fixed assets		(5,386)
Net cash used by investing activities		(2,934)
Cash flows from financing activities		
Purchase of treasury stock		(10,000)
Sale of treasury stock		10,000
Net cash used by financial activities		0
Decrease in cash		(430,101)
Cash and cash equivalents, beginning of year		1,486,175
Cash and cash equivalents, end of year	$	1,056,074

The accompanying notes are an integral part of these financial statements.

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2002

(1) Description of Business

Rocky Mountain Securities & Investments, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC), with its principal activities consisting of the purchase and sale of securities.

(2) Accounting Policies Followed by the Company

Security transactions and related commission revenue and expenses are recorded on a settlement date basis, generally the third day following the transaction date. Revenues and related expenses on a trade date basis would not be materially different.

For the purpose of the statement of cash flows, the Company considered all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at market.

The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may exceed FDIC insured levels at various times during the year.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

Financial instruments owned and financial instruments sold, not yet purchased are carried at market value.

(3) Available Bank Line of Credit

The Company has an unsecured $500,000 bank line of credit, which expires October 1, 2002. As of June 30, 2002 the loan balance was zero.

(4) Related Party Transactions

The Company has entered into a stock repurchase agreement with each of its stockholders which restricts the transfer of the Company's stock by giving the Company first right of refusal and the shareholders second right of refusal before the stock can be sold to unrelated parties.

(5) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2002, the Company had net capital and net capital requirements of approximately $1,674,422 and $250,000, respectively. The Company's net capital ratio was approximately .07 to 1.

(6) Income Taxes

The Company has no tax liability for the year. The book income is offset from prior year's non-deductible expenses.

(7) Lease Commitments

The Company leases office space under a non-cancelable operating lease. The lease, which expires May 2004, provides for base monthly lease payments, which will be approximately $7,400. Minimum future rental payments are approximately as follows for the years ending June 30:

2003	$ 91,000
2004	91,000

Minimum future rental payments, reflected above, have not been reduced by future sublease rentals due from certain officers, directors and independent contractors of the Company under cancelable subleases. The sublease rental amount for the year ended June 30, 2002 was approximately $66,900.

Rental expense for the year ended June 30, 2002 including month-to-month lease obligations was approximately $134,000 which is net of sublease rentals from certain officers, directors and independent contractors of the Company.

(8) Disclosure of Cash Flow Information

Cash paid during the year for:

Income taxes	$	-

(9) Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments, which are included in the Statement of Financial Condition, are as follows:

	Carrying Amount	Fair Value
Cash and cash equivalents	$1,052,238	1,052,238
Cash, reserved	3,836	3,836

(10) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements. The Company may incur a loss if the market value of the securities increases.

The Company has deposits in a money market fund with its clearing broker. The amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

(11) Contingencies

The Company is not currently involved in various litigation and disputes arising in the normal course of business.

SUPPLEMENTARY SCHEDULES

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Computation of Aggregate Indebtedness
and Net Capital in Accordance with the Rule 15c3-1
Under the Securities Exchange Act of 1934
June 30, 2002

Aggregate indebtedness		
Payable to broker-dealers	$	11,696
Payable to customers		8,296
Accrued expenses		86,280
Total aggregate indebtedness	$	106,272
Minimum net capital required	$	250,000
Net capital		
Stockholders' equity	$	1,737,134
Deductions:		
Other assets		23,928
Mutual fund - haircut		16,525
Haircut		1,463
Fixed assets		4,310
Receivable from customers, unsecured		11,534
Receivable - miscellaneous		4,952
Total deductions		62,712
Net capital		1,674,422
Net capital required		250,000
Capital in excess of requirement	$	1,424,422
Ratio of aggregate indebtedness to net capital		.07 to 1

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Reconciliation of Computation of Net Capital
with that of the Registrant as filed
in Part II of Form X-17A-5
June 30, 2002

Aggregate indebtedness

Aggregate indebtedness as reported by registrant in Part II of Form X-17A-5 for June 30, 2002	$	106,272
Aggregate indebtedness as computed in this report	$	106,272

Net capital

Net capital as reported by registrant in Part II of Form X-17A-5 for June 30, 2002	$	1,674,421
Reconciliation item:		
Rounding		1
Net capital as computed in this report	$	1,674,422

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Computation of Reserve Requirement in Accordance with the Rule 15c3-3 Under the Securities Exchange Act of 1934
June 30, 2002

Credit balances		
Customer accounts	$	8,296
Inventory short		9,755
Total credits		18,051
Debit balances		
Customer accounts		281,307
Customer - failed to deliver		307,844
Total debits		589,151
Excess of debits over credits	$	571,100
Required deposit	$	-

A reconciliation of the audited computation of Rule 15c3-3 Reserve Requirement and the broker/dealer's corresponding unaudited part IIA was not applicable in that they were identical.

ROCKY MOUNTAIN SECURITIES & INVESTMENTS, INC.
Information for Possession of
Control Requirements Under Rule 15c3-3
June 30, 2002

(1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of June 30, 2002, for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. There were no items.

(2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. There were no items.

(3) The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Mortland & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rocky Mountain Securities & Investments, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Rocky Mountain Securities & Investments, Inc. for the year ended June 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and reserve required by Rule 15c3-c(e); (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 S. Meramec Ave. Suite 621 St. Louis, MO 63105
ph. 314.725.3515 fx. 314.725.1517 email: info@mortlandco.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following conditions that we believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Rocky Mountain Securities & Investments, Inc. may occur and not be detected within a timely period. The Company's plan of organization did not include adequate separation of duties related to daily cash receipt and cash disbursement activities. Appropriate supervisory review procedures were not instituted to provide reasonable assurance that adopted policies and prescribed procedures were adhered to. These conditions generally did not inhibit the Company from promptly completing securities transactions or promptly discharging its responsibilities to customers. These conditions were considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the June 30, 2002 financial statements and this report does not affect our report on these financial statements dated August 15, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mortland & Co.

Mortland & Co., P.C.
St. Louis, Missouri
August 15, 2002